Exhibit 1.01

Triumph Group, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014

1.	Company and Product Overview

This report has been prepared by management of Triumph Group, Inc. (herein referred to as "Triumph," the "Company," "we," "us," or "our") pursuant to Rule 13p-1 (the Rule) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act).

Triumph is a Delaware corporation which, through its operating subsidiaries, designs, engineers, manufactures and sells products for global aerospace original equipment manufacturers (OEMs) of aircraft and aircraft components and repairs and overhauls aircraft components and accessories for commercial airline, air cargo carrier and military customers on a worldwide basis.

We offer a variety of products and services to the aerospace industry through three operating segments: (i) Triumph Aerostructures Group, whose companies' revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components for the global aerospace original equipment manufacturers, or OEM, market; (ii) Triumph Aerospace Systems Group, whose companies design, engineer and manufacture a wide range of proprietary and build-to-print components, assemblies and systems also for the OEM market; and (iii) Triumph Aftermarket Services Group, whose companies serve aircraft fleets, notably commercial airlines, the U.S. military and cargo carriers, through the maintenance, repair and overhaul of aircraft components and accessories manufactured by third parties.

Our Aerostructures Group utilizes its capabilities to design, manufacture and build complete metallic and composite aerostructures and structural components. This group also includes companies performing complex manufacturing, machining and forming processes for a full range of structural components, as well as complete assemblies and subassemblies. This group services the full spectrum of aerospace customers, which include aerospace OEMs and the top-tier manufacturers who supply them and airlines, air cargo carriers, and domestic and foreign militaries.

Our Aerospace Systems Group utilizes its capabilities to design and engineer mechanical, electromechanical, hydraulic and hydromechanical control systems, while continuing to broaden the scope of detailed parts and assemblies that we supply to the aerospace market. Customers typically return such systems to us for repairs and overhauls and spare parts. This group services the full spectrum of aerospace customers, which include aerospace OEMs and the top-tier manufacturers who supply them and airlines, air cargo carriers, and domestic and foreign militaries.

Our Aftermarket Services Group performs maintenance, repair and overhaul services (MRO) and supplies spare parts for the commercial and military aviation industry and primarily services the world's airline and air cargo carrier customers. This group also designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbines engine components, offers comprehensive MRO solutions, leasing packages, exchange programs and parts and services to airline, air cargo and third-party overhaul facilities. We also continue to develop Federal Aviation Administration (the FAA) approved Designated Engineering Representative (DER) proprietary repair procedures for the components we repair and overhaul, which range from detailed components to complex subsystems.

Supply Chain and Reasonable Country of Origin Inquiry

The products that we manufacture are highly complex, typically containing thousands of parts for many direct suppliers. We have relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the tin, tungsten, tantalum and/or gold (3TG) mines and our direct suppliers. As a result, we must rely on our direct suppliers to work with upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the components we purchase. We conducted a reasonable country of origin inquiry (RCOI) to determine which direct material components contain conflict minerals and whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries).

Because of the complexity and size of our supply chain, it was not practicable to conduct a survey of all of our suppliers. For 2014, we performed a risk assessment of over 3,000 of our largest suppliers of direct material components. In this risk assessment, our individual purchasing business units rated their respective suppliers of direct material components as either high, moderate/unknown, or low risk of supplying goods or materials containing 3TG. Based on the results of this risk assessment, we surveyed all suppliers of direct material components that were rated as either high or moderate/unknown risk (Surveyed Suppliers). We believe this was a reasonable approach because our purchasing business units are closer to their suppliers of direct material components and have more insight into the materials they procure and products that they ultimately deliver. Also many of our contracts are long-term contracts and there is relatively little variation in our largest direct suppliers from year to year. Surveyed Suppliers received approximately 33% of our 2014 expenditures for direct material components.

We requested that all Surveyed Suppliers provide information to us regarding (i) 3TG contained in each of the parts supplied by that supplier and (ii) the source of the conflict minerals, including smelter/refinery information and location of mines using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Based on responses received, we determined that 3TG minerals present in certain of our products, as well as 3TG minerals utilized in the production of certain supplier parts, may have originated in the Covered Countries and were not from scrap or recycled sources. Therefore, in accordance with Rule 13p-1 under the Exchange Act, we proceeded to engage in due diligence regarding the sources and chain of custody of 3TG.

Efforts to Determine Mine or Location of Origin

We do not have direct relationships with 3TG smelters and refiners. We have determined that requesting our suppliers to complete the Template represents our reasonable best efforts to determine the mines or locations of origin of 3TG in our supply chain. We have reached this conclusion in part as a result of our participation in the Conflict-Free Sourcing Initiative (CFSI) an initiative of EICC and GeSI.

Facilities Used to Process 3TG in Products and Country of Origin of 3TG

The vast majority of suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level and did not include a list of smelters. A minority of suppliers provided a list of smelters used to process 3TG contained in the components supplied to all of their customers. Therefore, it is not possible for us to determine with certainty the specific facilities used to process the 3TG used in our products.

2.	Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold, tin, tantalum and tungsten.

3.	Due Diligence Process Undertaken

a.	Management Systems

As described above, Triumph has adopted a company policy, which is posted on our website at:
http://ir.triumphgroup.com/phoenix.zhtml?c=61870&p=irol-govhighlights.

We also have well established grievance mechanism to allow interested parties to contact us. These processes are described at: http://ir.triumphgroup.com/phoenix.zhtml?c=61870&p=irol-govhighlights

Internal Team

We have established a management system to support supply chain due diligence related to 3TG. Our management system includes a Steering Committee sponsored by the Vice President & Controller, as well as executive-level representatives and a team of subject matter experts from relative functions such as Environmental, Health & Safety, General Counsel, Information Technology, Internal Audit and Supply Chain. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Vice President, Supply Chain.

Control Systems

Controls include, but are not limited to, our Code of Conduct, which outlines expected behaviors for all Triumph employees.

As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, the internationally recognized standard on which our Company’s system is based, we support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the EICC and GeSI’s Conflict-Free Sourcing Initiative. The data on which we relied for certain statements in this declaration was obtained through our membership in the CFSI, using the Reasonable Country of Origin Inquiry report for member TGIC.

Maintain Records

We have established a records retention policy to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement

We have sent up to three communications directly to suppliers providing background information on the Rule and training, such as provided by the Aerospace Industries Association (AIA) and www.conflictfreesmelter.org.

b.	Identify and Assess Risks in the Supply Chain

We reviewed the responses to our surveys against criteria developed by our Steering Committee to determine which required further follow up. The criteria included reviews for insufficient, incomplete responses, as well as potential inaccuracies or inconsistencies within the data reported by those suppliers. We have worked directly with suppliers by sending up to two rounds of follow-up correspondence in an effort to secure revised responses.

A minority of Surveyed Suppliers provided a list of smelters used to process 3TG contained in the components supplied to all of their customers. Where the smelter identification number was provided, we verified that the facility was listed on the EICC-GeSI smelter list included in the Template.

c.	Design and Implement a Strategy to Respond to Risks

•	Senior management is briefed about our due diligence efforts on a regular basis.

•	We have implemented a risk management plan that outlines the Company responses to identified risks.

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We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers’ annual data submissions.

d.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and, therefore, do not perform or direct audits of these entities. We have relied on audits performed by third parties through our comparison of smelters and refiners provided by our suppliers to the Conflict-Free Smelter list included in the Template.

e.	Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website: www.triumphgroup.com, and is filed with the Securities and Exchange Commission (SEC).

4.	Results of Due Diligence Process

For the calendar year ended December 31, 2014, we surveyed 879 suppliers of direct material components.

We received responses from excess of 75% of our 2014 expenditures with Surveyed Suppliers for direct material components. These responses included the names of over 250 facilities listed by our suppliers as smelters or refiners. As of December 31, 2014 and as of the date of this report, we were unable to connect the list of smelters and refiners directly to our products and therefore have not included the list of smelters and refiners names.

5.	Steps to be Taken to Mitigate Risk

We intend to continue to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

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Engage any suppliers if found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

An independent private sector audit of this report was not required for this reporting period.

Cautionary Note Regarding Forward-Looking Statements
Statements in this report which are not historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties which could affect the company’s actual results and could cause its actual results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the company. Further information regarding the important factors that could cause actual results to differ from projected results can be found in Triumph’s reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended March 31, 2015. We do not undertake any obligation to revise these forward-looking statements to reflect future events.

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